FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

28 October  2009

HSBC AND BANK OF COMMUNICATIONS PLAN TO CREATE JV FOR CHINESE CREDIT CARD OPERATION

*** Expands HSBC's footprint in the  world's fastest growing emerging market ***

*** Maximises opportunities in China's fast developing consumer mass market ***

*** Cements strategic tie-up with China's fifth largest bank ***

The Hongkong and Shanghai Banking Corporation Limited and the Bank of Communications Co. Ltd. (BoCom) are in advanced discussions to transfer their existing joint credit card activities in China to a newly established joint venture company.

HSBC has been a strategic investor of BoCom, China's fifth largest bank by total assets, since 2004. It holds a 19.01 per cent interest in BoCom and, through various agreements, co-operates with BoCom on over 60 initiatives including renminbi trade settlement, payments and cash management services and credit cards.

The proposed new joint venture company will be an extension of HSBC's co-operation agreement with BoCom's Pacific Credit Card unit, which already has over 11 million cards in force. HSBC and BoCom entered into this agreement in 2004 following HSBC's acquisition of a stake in BoCom. The agreement enabled HSBC to provide technical and management support to the Pacific Credit Card unit operated under BoCom. It is intended that the unit will be transferred to the new company.

The proposed joint venture is expected to be named Bank of Communications & HSBC Pacific Credit Card Company Limited. It is expected to have an initial registered capital of RMB2.5 billion (US$368 million). BoCom will inject RMB2 billion for an 80 per cent stake in the joint venture, while HSBC will pay RMB1.158 billion for its 20 per cent interest in the share capital, including a premium (RMB658 million) to the par value of the shares. The consideration from HSBC will be satisfied from the HSBC Group's internal resources.

While China's credit card market saw 58 per cent growth in circulation figures to 142 million in 2008 and a 320 per cent and 76 per cent surge in outstandings in 2007 and 2008 respectively, the market penetration remains low with only 0.11 cards issued per capita. The joint venture will tap a market which is expected to see exponential growth in the coming years particularly as, of the 1,800 million cards issued by 235 issuers in 2008, over 90 per cent comprised ATM or debit cards with no revolving credit line.

The transaction remains subject to agreement of final terms and conditions and will be subject to regulatory approvals. A further announcement will be made as and when appropriate.

Media enquiries to:

Gareth Hewett    +852 2822 4929    garethhewett@hsbc.com.hk

Vinh Tran           +852 2822 4924    vinhtran@hsbc.com.hk

Notes to editors:

1. Pacific Credit Card

The Pacific Credit Card unit was established in October 2004 in accordance with the credit card co-operation agreement signed by HSBC and Bank of Communications in August 2004. The Pacific Credit Card Unit currently operates as a business unit under Bank of Communications. With technical and management support from HSBC, the business has grown rapidly and its total cards in circulation stood at over 11 million as at 30 September 2009.

2. The Bank of Communications (BoCom)

Founded in 1908 and headquartered in Shanghai, BoCom was transformed into the first and largest joint stock commercial bank in China in 1987. The bank has around 2,700 branches and outlets throughout mainland China, seven branches in Hong Kong, New York, Tokyo, Singapore, Seoul, Frankfurt and Macau and two overseas offices located in London and Sydney. It is currently the fifth largest bank in China with total assets of RMB2,683 billion as at 31 December 2008.

3. The HSBC Group in China

HSBC was one of the first foreign banks to locally incorporate its operations in mainland China, establishing HSBC Bank (China) Company Limited in April 2007. HSBC China is the largest international bank operating in the Mainland, with 90 outlets comprising 20 branches and 70 sub-branches. The HSBC Group also operates five rural banks in China and holds interests in the following mainland companies:

•	19.01 per cent of Bank of Communications

•	16.78 per cent of Ping An Insurance

•	8 per cent of Bank of Shanghai

•	50 per cent of HSBC Life Insurance Company Limited

•	49 per cent of HSBC Jintrust Fund Management Company Limited

•	24.9 per cent of Beijing HSBC Insurance Brokers Limited

4. The Hongkong and Shanghai Banking Corporation Limited

The Hongkong and Shanghai Banking Corporation Limited is the founding and a principal member of the HSBC Group which, with over 8,500 offices in 86 countries and territories and assets of US$2,422 billion at 30 June 2009, is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 28 October 2009